UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

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FORM 15

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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  333-155507

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Grant Hartford Corporation
(Exact name of registrant as specified in its charter)

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2001 S. Russell
Missoula, MT 59801
(406) 531-8554
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, No par value per share
Title of each class of securities covered by this Form

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

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Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:            Three Hundred (300)

Pursuant to the requirements of the Securities Exchange Act of 1934, Grant Hartford Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	October 1, 2013	By:	/s/David Rodli
		Name:	David Rodli
		Its:	Chief Operating Officer/Director